Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Announces Issuance of 451 Research Report on CenterMind™
Software Suite and the DCIM Market

-- RiT and CenterMind Positioned to Gain Market Share in the Global DCIM

Tel Aviv, Israel – August 25, 2014 – RiT Technologies (NASDAQ: RITT) ,a leading provider of structured cabling solutions and intelligent infrastructure management for enterprises announced today that 451 Research, a leading IT research firm, recently issued a research report detailing the Company’s Data Center Infrastructure Management (DCIM) software suite CenterMind™ as well as RiT’s strategy to expand its presence in DCIM.

The report titled, "Seeking a Turnaround, RiT Marshals its DCIM Forces," and authored by noted IT analyst Rhonda Ascierto, provides an analysis of RiT’s DCIM offering, CenterMind. According to the report:

•	The DCIM market remains largely untapped and is expected to grow for years to come as more data centers come online in the near future.

•	CenterMind software is recognized as having solid core features and advanced network connectivity management capabilities.

•	RiT Technologies is cited as having an opportunity to leverage CenterMind to gain market share, as most DCIM suppliers lack advanced network connectivity management capabilities.

“Our experience in developing network management solutions for datacenters provides us with a marked advantage in the DCIM space,” said Motti Hania, President and CEO of RiT Technologies.

"Network connectivity management through CenterMind helps datacenter managers limit power consumption, optimize utilization of assets such as switches and servers, ensure maximum uptime and minimize disruption to datacenter operations. We are pleased that a leading industry analyst such as 451 Research has recognized our advancement in the DCIM sphere.”

CenterMind is a DCIM suite with monitoring and asset management features that automatically discovers IP-driven devices and models them as part of a floor map, showing power and environmental information as well as physical location and the full connectivity chain from switch port to device. CenterMind tracks devices throughout their lifecycle, helping managers provision new IT equipment with “what-if” scenario planning. CenterMind also contains features to streamline MACs (moves add and changes), with work order management scheduling, executions and tracking, including a mobile version for work on the floor.

The 451 Research Report and a full outline of associated disclosures can be viewed here: http://www.rittech.com/_Uploads/dbsAttachedFiles/RiT_Impact_Report_12_May_2014.pdf

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions, DCIM solutions and cabling infrastructure solutions,  and a developer of a new revolutionary indoor optical wireless technology solution. Our products provide and enhance network utilization and security for datacenters, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s solutions are deployed around the world in a broad range of organizations including enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

About 451 Research
451 Research, a division of The 451 Group, is focused on the business of enterprise IT innovation. The company's analysts provide critical and timely insight into the competitive dynamics of innovation in emerging technology segments. Business value is delivered via daily concise and insightful published research, periodic deeper-dive reports, data tools, market-sizing research, analyst advisory, and conferences and events. Clients of the company – at vendor, investor, service-provider and end-user organizations – rely on 451 Research's insight to support both strategic and tactical decision-making. 451 Research is headquartered in New York, with offices in key locations, including San Francisco, Washington DC, London, Boston, Seattle and Denver.

COMPANY CONTACT:
Elan Yaish
CFO
+972-77-270-7210
Elan.Yaish@rittech.com

Investor Contact:
KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com  / rfink@kcsa.com